August 17, 2007
Mr. Donald A. Walker
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Hudson City Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2007 File No. 000-26001
Dear Mr. Walker,
This letter is in response to your letter dated July 27, 2007 concerning your review of our Form 10-K for the fiscal year ended December 31, 2006. We very much appreciate the guidance we received from Mr. Edwin Adames of the Securities and Exchange Commission (“SEC”) during our telephone call on August 2, 2007. We have set forth below the SEC’s comments as contained in your July 27, 2007 letter followed by the Company’s responses.
SEC Staff Comment Number 1
We refer to the table on page 19 that presents the activity of the allowance for loan losses and to your statements in the third paragraph on page 20 that states you did not record a provision for loan losses during 2006 reflecting recent low levels of charge-offs. Please tell us and expand your discussion in this section and in the “Provisions for loan losses” section of MD&A on page 62 to include how you considered the following in your determination of the adequacy of the allowance for loan losses:
•	The $4 billion or 26% increase in your total loan portfolio during 2006, from $15 billion in 2005 to $19 billion in 2006. Refer to the “Loan Portfolio Composition” section on page 8.

•	The significant yearly reduction in the ratio coverage of the allowance for loan losses to total loans during the five-year period ended December 31, 2006. For example, we note the coverage ratio was 0.16% in 2006 as compared to 0.18% in 2005 and 0.37% in 2002.

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•	The $12.8 million or 63% increase in total non-performing assets as of December 31, 2006 from $20.4 million in 2005 to $33.2 million in 2006. Refer to the table of non-performing assets in the “Delinquent Loans and Foreclosed Assets” section of MD&A on page 18 of the March 31, 2007 10-Q that states a provision for loan losses of $300,000 was made during that quarter when non-performing loans increased to $34.2 million as compared to $30 million at December 31, 2006.

•	The $13.5 million or 140% increase in non-accrual first mortgage loans, from $9.6 million in 2005 compared to $23.2 million in 2006. Refer to the table of non-performing assets in the “Delinquent Loans and Foreclosed Assets” section on page 19.

•	The nature and extent of the collateralization of the non-accrual loans and how the Company determines any significant impairments in the fair value of the underlying collateral.

•	The $6.7 million or 44% increase in loans delinquent 90 days or more totaling $22 million in 2006 as compared to a $15 million in 2005. Refer to the table of delinquent loans on page 18.

•	The amount and the credit characteristics of the loan portfolio related to the acquisition of Sound Federal Bancorp in July 2006. Consider in your response that the table of delinquent loans on page 18 includes in 2006 higher risk construction loans that were not part of the loan portfolio in 2005.
Response to Staff Comment Number 1
With respect to disclosures in the “Provisions for loan losses” section of our Management Discussion and Analysis (“MD&A”) on page 62 of our December 31, 2006 Form 10-K, please be advised that our determination that a provision for loan losses was not required for the fiscal year ended December 31, 2006 was based on our allowance for loan losses methodology that considered a number of quantitative and qualitative factors. Due to the nature of our homogenous loan portfolio, our evaluation of the adequacy of our allowance for loan losses is performed on a pooled basis. A component of our methodology includes assigning potential loss factors to the payment status of multiple residential loan categories with the objective of assessing the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to charge-off history, delinquency trends and market conditions. We use this systematic methodology, as a tool, together with qualitative analysis performed by our Asset Quality Committee to estimate the allowance for loan losses. Other key factors we consider in this process are current real estate market conditions in geographic areas where our loans are located, changes in the trend of non-performing loans, the current state of the local and national economy, changes in interest rates and loan portfolio growth. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and future levels of provisions. This description of our methodology is set forth in our 10-K for the fiscal year ended December 31, 2006 under “MD&A- Critical Accounting Policies.”

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Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties to prime borrowers and, to a lesser extent, second mortgage loans on one- to four-family residential properties to prime borrowers. In addition, our lending policies generally limit the loan to value ratio (“LTV”) on each loan to no more than 80% without credit enhancement in the form of private mortgage insurance (“PMI”). As a result, the weighted average LTV in our portfolio at December 31, 2006 was significantly less than 80%. Disclosure regarding our lending policies and underwriting criteria, including LTVs, is included in our 10-K for the fiscal year ended December 31, 2006 under “Business — Lending Activities.” First mortgage loans on one-to four-family properties accounted for $3.8 billion of our loan growth and fixed rate second mortgages accounted for $68.2 million. Since our growth was primarily concentrated in one-to four-family mortgage loans with loan to value ratios of less than 80%, we believe that the ratio of the allowance to total loans was appropriate for the fiscal year ended December 31, 2006.
We consider the growth in the loan portfolio in our determination of the allowance for loan losses. The allowance for loan losses as a percent of total loans was 0.16% at December 31, 2006 compared with 0.18% at December 31, 2005. Although total loans increased $4.0 billion or 26.7% during 2006 as compared to 2005, absent other factors indicating a greater potential for future losses, the increase in the loan portfolio itself would not necessitate a change in the provision for loan losses.
The value of the property used as collateral for our loans is dependent upon local market conditions. As part of our estimation of the allowance for loan losses, we monitor changes in the values of homes in each market using indices published by various organizations. Based on our analysis of the data for 2006, we concluded that the values of homes in our market areas were stable. As a result, we believe that our loans continue to be adequately collateralized, especially given the loan to value ratios that our underwriting guidelines require at origination.
At December 31, 2006, first mortgage loans secured by one-to four-family properties accounted for 97.4% of total loans. Fixed-rate mortgage loans represented 81.0% of our first mortgage loans. Fixed-rate loans possess less inherent credit risk since loan payments do not change in response to changes in interest rates. In addition, we do not originate or purchase loans with payment options, negative amortization loans or sub-prime loans. This information regarding the composition of our loan portfolio is set forth in our 10-K for the fiscal year ended December 31, 2006 under “Business — Lending Activities.”
Non-performing loans amounted to $30.0 million at December 31, 2006 as compared to $19.3 million at December 31, 2005. Non-performing loans at December 31, 2006 included $25.7 million of one-to four-family first mortgage loans compared to $11.9 million at December 31, 2005. The ratio of non-performing loans to total loans was 0.16% at December 31, 2006 compared with 0.13% at December 31, 2005. The ratio of the allowance for loan losses to non-performing loans was 102.09% at December 31, 2006 compared with 141.84% at December 31, 2005. While we have experienced an

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increase in non-performing loans, our charge-off history has been very low. Charge-offs amounted to $79,000 for 2006 as compared to net recoveries of $9,000 for 2005. Charge-offs have been at very low levels as a result of our lending practices and the concentration of one-to four-family first mortgage loans in our portfolio. As a result of our underwriting policies, our borrowers typically have a significant amount of equity in the underlying real estate that we use as collateral for our loans. When a loan becomes delinquent, the borrower will usually sell the property to satisfy the loan rather than go to foreclosure. Since substantially all of our non-performing loans are secured by residential real estate with adequate collateral, we determined that the ratio of the allowance to non-performing loans was appropriate. In fact, of the $30.0 million of non-performing loans at December 31, 2006, we have net recoveries for the first six months of 2007 totaling $31,000.
Non-performing loans at December 31, 2006 and 2005 included $3.1 million and $0, respectively, of non-residential mortgage loans. These loans were evaluated for impairment in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”. Based on this evaluation, we had no loans classified as impaired at December 31, 2006 and 2005.
As we discussed with Mr. Adames on August 2, 2007, we have included on our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, and intend to disclose in our future annual and quarterly reports on Forms 10-K and 10-Q, respectively, an expanded discussion of our provision for loan losses in the MD&A section of such reports in order to address your comments above. Attached as Exhibit 1 is an excerpt from our June 30, 2007 Form 10-Q as filed with the SEC on August 8, 2007. In addition, we intend to include a similar discussion in our Form 10-K for the fiscal year ended December 31, 2007. This disclosure will appear in Item 1 — Business — Asset Quality and will be incorporated by reference in MD&A.
In applying the methodology described above to determine the allowance for loan losses as of December 31, 2006, we considered the amount and characteristics of the Sound Federal loan portfolio that was acquired during July 2006. Among other things, we considered the following:
•	Sound Federal’s total loan portfolio amounted to $741.9 million or 3.9% of Hudson City’s loan portfolio at December 31, 2006.

•	The loan portfolio consisted of 84.1% of mortgages secured by one-to four-family residential properties. These loans had very similar credit characteristics to Hudson City’s residential mortgages.

•	At March 31, 2006, Sound Federal’s non-performing loans totaled $2.9 million. Substantially all of the non-performing loans at that date were secured by mortgages on one-to four-family properties.

•	At March 31, 2006, Sound Federal’s construction loans totaled $40.4 million. This was 0.25% of Hudson City’s loan portfolio. These construction loans were all secured by mortgages on the underlying properties. The value of the underlying

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property was evaluated and management concluded that the value of the collateral was appropriate for the loan amount. Based on these factors and the relative size of the construction loans compared to Hudson City’s overall loan portfolio, the Sound Federal loan portfolio did not have a material impact on the overall credit quality of Hudson City’s loan portfolio.

•	None of the Sound Federal loans were considered impaired within the scope of SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”.

•	Sound Federal’s charge-off history was similar to Hudson City’s. Sound Federal recorded net charge-offs of $2,000 for fiscal 2006 and $1,000 for fiscal 2005.
SEC Staff Comment Number 2
We refer to the $3.308 million or 12% increase to the allowance for loan losses in 2006 related to the “Allowance transferred in Acquisition” due to the acquisition of Sound Federal in July 2006. Please tell us and disclose in future filings the following:
•	How you considered that the allowance for loan losses acquired from Sound Federal Bancorp does not meet the requirements of SOP 03-3 which prohibits the “carrying over” of valuation allowance for loan losses acquired in a transfer that are within its scope.

•	Revise Note 1, Organization, Acquisition of Sound Federal, on page 87 to provide the disclosure required by paragraphs 14 to 16 of SOP 03-3, if applicable.
Response to Staff Comment Number 2
We applied the provisions of Staff Accounting Bulletin (“SAB”) No. 61, “Adjustments to Allowances for Loan Losses in Connection with Business Combinations” (restated as SAB No. 103, item 2.A.5.) and Statement of Position (“SOP”) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” to determine the appropriate carry-over amount related to Sound Federal’s allowance for loan losses. In making this determination, we considered the following:
•	We reviewed the methodology for the determination of the allowance by Sound Federal and found it conformed to generally accepted accounting principles (“GAAP”).

•	We analyzed the allowance carried by Sound Federal for reasonableness and determined there did not exist an excess allowance due to allocation differences between their estimated loss factors and Hudson City’s loss factors.

•	We analyzed Sound Federal’s loans for impairment within the scope of SFAS No. 114, Accounting by Creditors for Impairment of a Loan or deterioration of credit quality as prescribed by SOP No. 03-3. Sound Federal regularly analyzed their loans for impairment and determined none to be impaired as of the acquisition date. Hudson City analyzed Sound Federal’s loan portfolio for impairment using

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our impairment criteria and also determined that none of the loans were impaired as of the acquisition date.

•	The acquired loans to which we applied the provisions of SOP No. 03-3 were those loans 90-days or more delinquent. At the time of acquisition, Sound Federal reported approximately $1.5 million of loans that were 90-days or more delinquent. These loans were first or second mortgages where the value of the underlying collateral at the time of origination exceeded the value of the loan. There was no indication that the value of the collateral had deteriorated. It was our determination that the expected cash flows from these loans, either through return to current status or through sale of the underlying collateral, would equal or exceed the contractual cash flows.
Based on these factors, Hudson City determined the entire amount of the allowance for loan losses should be transferred to Hudson City. In response to your comments and our discussion on August 2, 2007 with Mr. Adames, we expanded our disclosure in footnote 1 in the June 30, 2007 Quarterly Report on Form 10-Q to include the following marked items:
On July 14, 2006, we completed the acquisition of Sound Federal Bancorp (the “Acquisition”), for $20.75 per share in cash, representing an aggregate transaction value of approximately $265 million. As a result of the Acquisition, we added $1.21 billion in assets with a fair value of approximately $1.18 billion, and $1.06 billion in deposits with a fair value of approximately $1.05 billion. The Acquisition was accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values at the consummation date. Related operating results are included in our consolidated financial statements for periods after the consummation date. As a result of the Acquisition, the allowance for loan losses recorded by Sound Federal Bancorp was analyzed and, in accordance with Statement of Position (“SOP”) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”, the allowance for loan losses was transferred to Hudson City as part of our purchase accounting adjustments.

The excess of the total acquisition cost over the fair value of the net assets acquired, or “goodwill”, totaled $152.0 million and was recognized as an intangible asset. Also, as a result of the Acquisition, we recorded a core deposit intangible of $13.7 million. The unamortized balance of the core deposit intangible was $11.4 million as of June 30, 2007 and is included in the line item “Other Assets” in the Statement of Financial Condition.
SEC Staff Comment Number 3
We refer to the unrealized losses for 12 months or longer totaling $137.5 million and $32 million as of December 31, 2006 related to the held-to-maturity and available-for-sale investments, respectively. Considering the unrealized losses for 12 months or longer of

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each investment category at December 31, 2005 were only $2 million and $2.2 million, respectively, please:
•	Tell us and disclose in future filings what factors, other than changes in market interest rates, have contributed to the material increases in unrealized losses for each investment category in 2006 as compared to 2005.

•	Discuss any changes in the credit risks of your investment portfolio due to the acquisition of Sound Federal Bancorp in July 2006.

•	Provide us with a similar discussion regarding increases in unrealized losses for 12 months or longer with respect to your held-to-maturity investment securities in Note 5, Investment Securities on page 97.
Response to Staff Comment Number 3
The increases in the unrealized losses disclosed in our “less than 12 months/greater than 12 months” table were due entirely to fluctuations in interest rates. We do not purchase unrated or private label mortgage-backed securities or other higher risk securities such as those backed by sub-prime loans. We have experienced a prolonged tightening cycle for interest rates over the last two to three years. This has caused our mortgage-backed securities and investment securities to have unrealized losses for greater than 12 months, thus causing the increases noted in your comment. During this time, the character of our portfolio has not changed. We currently invest exclusively in mortgage-backed or investment securities guaranteed by a government agency or government-sponsored enterprise. We do hold approximately $967,000 of municipal and corporate bonds that were purchased over ten years ago. As a result of the nature of our securities portfolios, the unrealized losses in the available for sale and held to maturity portfolios were caused by increases in market yields subsequent to purchase and are not attributable to credit quality concerns.
With respect to the securities owned by Sound Federal prior to the acquisition, substantially all of these securities were sold on or near the acquisition date and therefore were not included in this analysis.
We have included in our recently filed Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, and we intend to disclose, in future annual and quarterly reports on Forms 10-K and 10-Q, respectively, an expanded discussion of the unrealized losses in MD&A. Attached as Exhibit 2 is an excerpt from our June 30, 2007 Form 10-Q as filed with the SEC on August 8, 2007. We intend to include a similar discussion in our Form 10-K for the fiscal year ended December 31, 2007. This disclosure will appear in Item 7 — MD&A — Comparison of Financial Condition at December 31, 2007 and 2006.
* * *
Please be advised that the management of Hudson City Bancorp, Inc. is responsible for the adequacy and accuracy of disclosures in our filings. Management understands that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from

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taking any action with respect to the filing. Management also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please contact me at (201)967-1900, extension 1370 or Anthony Fabiano at extension 1455 if you have any questions or require further discussion.
Sincerely,
/s/ James C. Kranz
James C. Kranz
Senior Vice President and Chief Financial Officer
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, NJ 07652

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Exhibit 1
Excerpt from Management’s Discussion and Analysis of Financial Condition and Results of Operations — Comparison of Operating Results for the Three Months Ended June 30, 2007 and 2006:
Provision for Loan Losses. The provision for loan losses amounted to $500,000 for the quarter ended June 30, 2007 compared to no provision for loan losses for the quarter ended June 30, 2006. The allowance for loan losses amounted to $31.5 million and $30.6 million at June 30, 2007 and December 31, 2006, respectively. We recorded a provision for loan losses in the second quarter of 2007 based on our allowance for loan losses methodology that considers a number of quantitative and qualitative factors. Due to the nature of our homogenous loan portfolio, our evaluation of the adequacy of our allowance for loan losses is performed substantially on a pooled basis. A component of our methodology includes assigning potential loss factors to the payment status of multiple residential loan categories with the objective of assessing the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to charge-off history, delinquency trends and market conditions. We use this systematic methodology, as a tool, together with qualitative analysis performed by our Asset Quality Committee to estimate the allowance for loan losses. Other key factors we consider in this process are current real estate market conditions in geographic areas where our loans are located, changes in the trend of non-performing loans, the current state of the local and national economy, changes in interest rates and loan portfolio growth. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and future levels of provisions.
We consider growth in the loan portfolio in our determination of the allowance for loan losses. The allowance for loan losses as a percent of total loans was 0.14% at June 30, 2007 compared with 0.16% at December 31, 2006. Although we have experienced continued significant growth in our loan portfolio, absent other factors indicating a greater potential for future losses, the increase in the loan portfolio itself would not necessitate a change in the provision for loan losses.
Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties. Our loan growth was primarily concentrated in one to four family mortgage loans with loan to value ratios of less than 80%. The value of the property used as collateral for our loans is dependent upon local market conditions. As part of our estimation of the allowance for loan losses, we monitor changes in the values of homes in each market using indices published by various organizations. Based on our analysis of the data for the first half of 2007, we concluded that while home values in most of our market areas, particularly the New York metropolitan area and surrounding regions, continued to remain stable, the real estate market has slowed considerably in some parts of our lending area, particularly the mid-western region of the country where we have had modest purchased loan activity. We considered these trends in market conditions in determining the provision for loan losses for the second quarter of 2007 also taking into account the continued growth of

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our loan portfolio. These factors were somewhat offset by the continuation of our very low loan loss history, strength of underwriting criteria and structure of our loan products.
At June 30, 2007, first mortgage loans secured by one-to four family properties accounted for 97.7% of total loans. Fixed-rate mortgage loans represent 82.1% of our first mortgage loans. Fixed-rate loans possess less inherent credit risk since loan payments do not change in response to changes in interest rates. In addition, we do not originate or purchase loans with payment options, negative amortization loans or sub-prime loans.
Non-performing loans amounted to $38.5 million at June 30, 2007 as compared to $30.0 million at December 31, 2006. Non-performing loans at June 30, 2007 includes $34.7 million of one to four family first mortgage loans compared to $24.6 million at December 31, 2006. The ratio of non-performing loans to total loans was 0.18% at June 30, 2007 compared with 0.16% at December 31, 2006. The ratio of the allowance for loan losses to non-performing loans was 81.81% at June 30, 2007 compared with 102.09% at December 31, 2006. While we have experienced an increase in non-performing loans, our charge-off history has been very low and we do not expect any significant near-term adverse change in our charge-off experience. Charge-offs amounted to $36,000 for the second quarter of 2007 as compared to net recoveries of $2,000 for the second quarter of 2006. For the year ended December 31, 2006, charge-offs amounted to $76,000. Charge-offs have been at very low levels as a result of our lending practices and the concentration of one to four family first mortgage loans in our portfolio. As a result of our underwriting policies, our borrowers typically have a significant amount of equity in the underlying real estate that we use as collateral for our loans. When a loan becomes delinquent, the borrower will usually sell the property to satisfy the loan rather than go to foreclosure. Since substantially all of our non-performing loans are secured by residential real estate with adequate collateral, we determined that the ratio of the allowance to non-performing loans was appropriate.
Non-performing loans at June 30, 2007 and December 31, 2006 included $3.0 million and $3.1 million, respectively of non-residential mortgage loans. These loans were evaluated for impairment in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”. Based on this evaluation, we had no loans classified as impaired at June 30, 2007 and December 31, 2006.
Although we believe that we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although we use the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. See “Critical Accounting Policies.”

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Exhibit 2
Excerpt from Management’s Discussion and Analysis of Financial Condition and Results of Operations — Comparison of Financial Condition at June 30, 2007 and 2006:
The accumulated other comprehensive loss of $48.7 million at June 30, 2007 includes a $47.5 million after-tax net unrealized loss on securities available for sale ($80.3 million pre-tax). The Company invests primarily in mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, as well as U.S. Government and Agency securities. These securities account for 99.95% of total securities. The Company does not purchase unrated or private label mortgage-backed securities or other higher risk securities such as those backed by sub-prime loans. The unrealized losses in the available for sale and held to maturity portfolios at June 30, 2007 were caused by increases in market yields subsequent to purchase and are not attributable to credit quality concerns. There were no debt securities past due or securities for which the Company currently believes it is not probable that it will collect all amounts due according to the contractual terms of the security. Because the Company has the intent and the ability to hold securities with unrealized losses until a market price recovery (which, for debt securities may be until maturity), the Company did not consider these securities to be other-than-temporarily impaired at June 30, 2007. The accumulated other comprehensive loss of $48.7 million at June 30, 2007 represented a modest improvement from $49.6 million at December 31, 2006 reflecting a lower unrealized loss on securities available for sale as a result of slightly lower market interest rates.